CUSIP No. 63008J108	13D	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

NanoVibronix, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

63008J108

(CUSIP Number)

Rennova Health, Inc.

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons Rennova Health, Inc. (f/k/a CollabRx, Inc.)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 205,093
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 205,093
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,093
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person CO

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Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of NanoVibronix, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 525 Executive Boulevard, Elmsford, New York 10523. The Issuer's Common Stock was registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, effective April 10, 2015.

Item 2. Identity and Background

This Schedule 13D is being filed by Rennova Health, Inc. (f/k/a CollabRx, Inc.) ("Rennova"), a Delaware corporation. The business address of Rennova is 400 South Australian Avenue, 8th Floor, West Palm Beach, Florida 33401. Rennova is a holding company that owns and operates businesses in the medical services sector.

During the last five years, Rennova has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Shares were issued to Rennova, as described in Item 5 below, upon the conversion of the Issuer's Series B-1 preferred shares, which were issued upon the conversion of the Issuer's series B-1 promissory note held by Rennova (collectively, the "Conversion").

Item 4. Purpose of Transaction

Rennova acquired the Shares in connection with the Conversion. Rennova may, from time to time, depending upon then market conditions and other factors deemed relevant by Rennova, acquire additional Shares or dispose of the Shares.

Rennova does not have any current plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

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(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those actions enumerated above.

Rennova's Chairman of the Board, Thomas Mika, is a member of the Issuer's Board of Directors.

Rennova will continue to evaluate the Issuer and its management and may, depending upon such person's then evaluation, seek to formulate plans or proposals, which plans or proposals may result in any of the enumerated actions described above.

Item 5. Interest in Securities of the Issuer

As of April 10, 2015, Rennova owned of record 205,093 Shares (or approximately 8.2% of the total number of Shares of Common Stock of the Issuer outstanding), as to which Rennova has sole dispositive and voting power. Such Shares do not include 20,000 options to purchase a like number of Shares of Common Stock owned of record by Rennova's Chairman of the Board, Thomas Mika, and as to which Rennova disclaims beneficial ownership.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Materials to be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 20, 2016	Rennova Health, Inc. By: /s/ Seamus Lagan Seamus Lagan Chief Executive Officer and President